Exhibit 99.2

Silicon Motion Technology Corporation

(the “Company”)

Form of Proxy

Select one, complete information, and sign below

☐	I/We [name](Note i) the registered holder of [number](Note ii) ordinary shares in the Company hereby appoint the chairman of the meeting to be my/our proxy to attend and act on my/our behalf at the extraordinary general meeting of the shareholders of the Company to be held at 10:00 a.m. (Taiwan time) on the 31st day of August 2022 (the “EGM”) or any adjournment thereof and to vote in respect of the resolutions as indicated below, and if no such indication is given as my/our proxy thinks fit, and in respect of any other resolution(s) that may properly come before the EGM or any adjournment thereof

☐	I/We [name] (Note i)

the registered holder of [number] ordinary shares (Note ii) in Silicon
Motion Technology Corporation

hereby appoint [proxy]

of [address]

or failing whom [proxy]

of [address]

to be my/our proxy to attend and act on my/our behalf at the extraordinary general meeting of the shareholders of the Company to be held at 10:00 a.m. (Taiwan time) on the 31st day of August 2022 (the “EGM”) or any adjournment thereof and to vote in respect of the resolutions as indicated below, and if no such indication is given as my/our proxy thinks fit, and in respect of any other resolution(s) that may properly come before the EGM or any adjournment thereof.

Unless otherwise instructed with respect to any particular resolution(s) the proxy will vote or abstain as he/she thinks fit.

(Indicate your vote “for”, “against” or “abstain” with a “✓” in the appropriate boxes.)

No.	SPECIAL RESOLUTION	For	Against	Abstain
1.

THAT

(a)   the acquisition of the Company by MaxLinear, Inc., a Delaware corporation (“Parent”), including (i) the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), dated May 5, 2022, by and among Parent, Shark Merger Sub, an exempted company incorporated and existing under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which Merger Sub will merge with and into the Company with the Company continuing as the surviving company (the “Surviving Company”) and becoming a wholly-owned subsidiary of Parent (the “Merger”); (ii) the plan of merger required to be filed with the Registrar of Companies in the Cayman Islands (the “Plan of Merger”) substantially in the form attached as Exhibit A to the Merger Agreement; (iii) the Merger itself, on the terms and subject to the conditions set forth in the Merger Agreement, including (y) the amendment and restatement of the existing memorandum and articles of association of the Company by replacing them in their entirety with the amended and restated memorandum and articles of association in the form attached as Appendix II to the Plan of Merger at the effective time of the Merger (the “Effective Time”), and (z) the variation of the authorized share capital of the Company from US$5,000,000 divided into 500,000,000 shares of a par value of US$0.01 each to US$50,000 divided into 5,000,000 shares of a par value of US$0.01 each at the Effective Time; and (iv) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, be and are hereby approved; and

(b)   any director of the Company be and is hereby authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the transactions contemplated under the Merger Agreement,

(sub paragraphs (a) and (b) above are collectively referred to as the “Merger Proposal”); and

IF NECESSARY, AS AN ORDINARY RESOLUTION

2.	THAT the chairman of the extraordinary general meeting be and is hereby instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the extraordinary general meeting.

AS WITNESS my/our hand(s) this _____ day of ____________2022.

SIGNED by

(Signature(s) of Shareholder(s))	(Witness)

Notes:

(i)	Shareholder’s full name to be inserted.

(ii)	Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

(iii)

Any shareholder entitled to attend and vote at the EGM is entitled to appoint another person as his/her proxy to attend and vote instead of him/her. A shareholder who is the holder of two or more shares in the Company may appoint may than one proxy to represent him/her and vote on his/her behalf at the EGM provided that if more than one proxy is so appointed, the appointment shall specify the number of shares in respect of which each such proxy is so appointed. A proxy need not be a shareholder of the Company but must attend the EGM in person to represent you.

(iv)

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

(v)

To be valid, the duly completed, signed and dated proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a certified copy thereof, must be lodged at the place of business of First Securities Inc., the coordinator of the Company for the EGM, in 6F., No.27, Sec. 1, Anhe Rd., Da-an District, Taipei City 106646, Taiwan, not less than 48 hours before the time appointed for the EGM (or any adjournment thereof). Completion and return of a proxy form will not preclude a shareholder from attending and voting at the EGM in person and in such event, the proxy shall be revoked by operation of law.

(vi)

Shareholders should be advised that the accompanying Proxy Statement is available for viewing on the internet at the U.S. Securities and Exchange Commission and the Company’s websites at www.sec.gov and www.siliconmotion.com, respectively.

3